UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-14946

Cemex, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

On September 3, 2025, Cemex, S.A.B. de C.V. (NYSE:CX) (“Cemex”) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that S&P Global Ratings, through its local agency in Mexico, S&P National Ratings (“S&P”), has upgraded Cemex’s long-term national scale credit rating to ‘mxAAA’ from ‘mxAA+’ following an update to its methodology for rating companies on the Mexican national scale, and confirmed Cemex’s short-term national credit rating of “mxA-1+”. Additionally, S&P upgraded the debt ratings of Cemex’s long-term notes (certificados bursástiles de largo plazo) with ticker symbols CEMEX 23L and CEMEX 23-2L to ‘mxAAA’ from ‘mxAA+’. The rating outlook is stable.

The information furnished with this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any other filing under the Securities Act of 1933, as amended, or the Exchange Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Cemex, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cemex, S.A.B. de C.V.
(Registrant)

Date: September 4, 2025	By:	/s/ Jaime Martínez Merla
Name: Jaime Martínez Merla
Title: Chief Comptroller